(Excerpt Translation)


                                                                  March 22, 2004
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. ("Stock Acquisition Rights") in February 2004 (the "Current Month").


1.  Summary
    Number of listed shares as of the end of the preceding            3,609,997,492 shares
    month

    Total number of shares changed during the month                               0 shares

    (out of which, as a result of exercise of Stock                              (0 shares)
    Acquisition Rights)

    (out of which, as a result of other reasons)                                 (0 shares)

    Number of listed shares as at the end of the Current Month        3,609,997,492 shares

2. Stock Acquisition Rights Exercised (Bonds with detachable warrants to subscribe for shares)

    Aggregate face value of the bonds allotted to the                      JPY 600,000,000
    outstanding warrants as at the end of the month

    Aggregate face value of the bonds originally                                     JPY 0
    allotted to the warrants exercised during the month

    Aggregate face value of the bonds as allotted                          JPY 600,000,000
    to the outstanding warrants at the end of
    the Current Month

[Details of Shares Delivered (Issued or Transferred) upon Exercise of Stock Acquisition Rights]

(1) Number of shares

    Total number of shares delivered during the                        0 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                       (0 shares)
    from treasury shares)

(2) Issue price

    Aggregate issue price during the Current                               JPY 0
    Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                            (JPY 0)
    transferred from treasury shares)